EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	Year
	2012	2011	2010	2009	2008
Fixed charges:
Interest expense*	$150	$177	$176	$153	$141
Estimated interest portion of rents	32	30	29	31	32

Total fixed charges	$182	$207	$205	$184	$173

Income:
Income (loss) from continuing operations before income taxes	$841	$337	$86	$(149)	$629
Fixed charges	182	207	205	184	173
Dividends received from Finance group	345	179	505	349	142
Capital contributions paid to Finance group under Support Agreement**	(240)	(182)	(383)	(270)	(625)
Eliminate pretax loss (income) of Finance group	(64)	333	339	307	538

Adjusted income	$1,064	$874	$752	$421	$857

Ratio of income to fixed charges	5.85	4.22	3.67	2.29	4.95

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.

**

In 2009, we changed our calculation of the ratio of income to fixed charges to reduce income for the amount of capital contributions required to be paid to the Finance group under a Support Agreement. Prior periods have been recast to conform to this presentation.